Exhibit 3.4


                           CERTIFICATE OF AMENDMENT OF
                    RESTATED CERTIFICATE OF INCORPORATION OF
                             MATRIA HEALTHCARE, INC.

         It is hereby certified that:

     1. The name of the Corporation (hereinafter called the "Corporation") is Matria Healthcare, Inc.

     2. The Restated Certificate of Incorporation of the Corporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article the following new Article:

                                  "ARTICLE IV.

                  The Corporation shall have the authority to issue 75,000,000 shares of stock, consisting of 25,000,000 shares of Common Stock, par value $.01 per share, and 50,000,000 shares of Preferred Stock, par value $.01 per share. Effective at the time of filing this Certificate of Amendment of Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, each four (4) shares of the Corporation's Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be converted into one share of Common Stock of the Corporation (the "Reverse Split"). No fractional shares shall be issued, and, in lieu thereof, the Corporation shall pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined in accordance with Section 155 of the Delaware General Corporation Law. From and after the filing of this Certificate of Amendment, the amount of capital represented by the shares of Common Stock which remain issued and outstanding after the Reverse Split shall be the same as the amount of capital represented by the shares of Common Stock issued and outstanding immediately prior to the Reverse Split, until thereafter reduced or increased in accordance with applicable law."

         3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, the proposed amendment of the Restated Certificate of Incorporation as set forth in paragraph 2 hereinabove was adopted by the Board of Directors of the Corporation on September 20, 2000 declaring said amendment to be advisable and calling a meeting of the stockholders for consideration thereof. Thereafter, a special meeting of the stockholders of said Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

     4. The effective time of the amendment herein certified shall be at 12:01 a.m. eastern standard time on Wednesday, December 6, 2000.

         IN WITNESS WHEREOF, this Amendment to the Restated Certificate of Incorporation has been signed by its duly authorized officer this 5th day of December, 2000.

                                      MATRIA HEALTHCARE, INC.


                                      By:_________________________________
                                         Roberta L. McCaw, Vice President-Legal,
                                         General Counsel and Secretary